UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 001-34257

UNITED FIRE GROUP 401(k) PLAN
(Full title of the plan)

United Fire & Casualty Company
(Name of issuer of the securities held pursuant to the plan)
118 Second Avenue SE
Cedar Rapids, IA 52407
(Address of principal executive office)

United Fire Group 401(k) Plan

PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements	4

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	12

Signature	13

Consent of Independent Registered Public Accounting Firm	14

Exhibit 23

Report of Independent Registered Public Accounting Firm
Trustees and Participants
United Fire Group 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the United Fire Group 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the United Fire Group 401(k) Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP Ernst & Young LLP
Chicago, Illinois
June 28, 2010

United Fire Group 401(k) Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS

Investments:
Participant-directed investments, at fair value	$32,911,227	$26,259,225
Participant loans	247,527	209,465

Total investments	33,158,754	26,468,690

Receivables:
Contribution receivable from plan sponsor	100,842	94,568
Dividend and interest receivable	13,346	19,335

Total receivables	114,188	113,903

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$33,272,942	$26,582,593

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(35,549)	264,579

NET ASSETS AVAILABLE FOR BENEFITS	$33,237,393	$26,847,172

See accompanying notes to financial statements.

United Fire Group 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS

Contributions:
Participant	$2,700,375
Employer	15,500
Rollover	8,245

Total contributions	2,724,120

Investment income	527,237

Net realized and unrealized appreciation in fair value of investments	5,244,511

Total additions	8,495,868

DEDUCTIONS

Benefit payments and withdrawals	2,102,816
Administrative expenses	2,831

Total deductions	2,105,647

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	$6,390,221

NET ASSETS AVAILABLE FOR BENEFITS:
AT BEGINNING OF YEAR	26,847,172

AT END OF YEAR	$33,237,393

See accompanying notes to financial statements.

United Fire Group 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008
NOTE 1. PLAN DESCRIPTION
The following description of the United Fire Group 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering all employees of the United Fire Group who have at least one hour of service and have attained the age of 21. The United Fire Group is comprised of United Fire & Casualty Company and its wholly owned subsidiaries: United Life Insurance Company, Lafayette Insurance Company, Addison Insurance Company, American Indemnity Financial Corporation, United Fire & Indemnity Company and Texas General Indemnity Company; and its affiliate United Fire Lloyds (collectively, the “Companies”). United Fire & Casualty Company serves as the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions — Each year, participants may elect to contribute up to an annual dollar limitation of their eligible compensation to the Plan through salary deferral. Participants have the option to contribute either through pretax 401(k) contributions, Roth 401(k) contributions or a combination of the two. The Plan also provides for discretionary contributions by the participating employers to the Plan in such amounts as the Board of Directors of the respective Companies shall direct.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) discretionary contributions, if any, and (b) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings, losses or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participants direct the investment of employer and participant contributions into various investment options offered by the Plan. Participants may change their investment options daily. The Plan currently offers eighteen mutual funds, seven common collective trusts, and a self-directed retirement account in which participants have access to a money market fund.
Vesting — Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the remainder of the participant account balances is based on years of continuous service with full vesting after two years. A participant with less than two years of credited service is not vested except in the event of the participant’s death or disability while employed by one of the Companies, at which time the participant becomes 100 percent vested. There have been no unvested account balances since the inception of the Plan.
Forfeitures — Upon termination, the nonvested portion of a participant’s account balance is forfeited. Forfeitures are to be used to first reduce the Plan’s ordinary and necessary administrative expenses for the Plan year and then reduce the employer contributions for the Plan year. Because there have been no unvested account balances since the inception of the Plan, there were no forfeited account balances included in the Plan’s net assets available for benefits at December 31, 2009 or 2008.
Participant Loans — Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years, except for the purpose of acquiring the participant’s personal residence for which the term is commensurate with local prevailing terms, as determined by the Companies. The loans are secured by the balance in the participant’s account and bear interest at a rate determined at the time of each loan by Charles Schwab Trust Company, who serves as the Plan Custodian. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits — Upon termination of service, a participant may elect to receive either a direct rollover, a lump-sum amount equal to the value of their vested account or installment payments over a fixed period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. Prior to separation from service, participants may elect a hardship distribution in accordance with the Plan agreement. Additionally, prior to separation from service, participants are eligible for an in-service withdrawal after they have reached the age of 59 1/2.
If a benefit payment is distributed to the participant by check and remains unsettled after 180 days, the participant must contact the Plan Administrator to have the check reissued. If the participant cannot be located and the amount is over $5,000, the check is cancelled and an account is reestablished for the participant. If the participant cannot be located and the amount is less than $5,000, the check is cancelled and the funds are forfeited back to the Plan.
Administrative Expenses — The Plan’s administrative expenses are paid by either the Plan or the Companies, as provided by the Plan agreement. The Companies paid substantially all administrative expenses for the Plan in 2009.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual results could differ from those estimates.
The Plan offers various investment instruments to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the accompanying financial statements.
Valuation of Participant-Directed Investments and Participant Loans — Investment contracts held by a defined contribution plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan invests in fully benefit-responsive investment contracts through the Schwab Stable Value Fund, which is a common collective trust with an investment mix that seeks to maintain principal value, protect against market price volatility, obtain consistent income return and provide liquidity for the benefit payments and withdrawals of its investors. Accordingly, the accompanying statements of net assets available for benefits presents the fair value and the corresponding adjustment from fair value to contract value for this investment. The fair value of the Plan’s interest in the Schwab Stable Value Fund is based on audited information reported for the fund at December 31, 2009 and 2008. The contract value of the Schwab Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Investments in other common collective trusts are stated at fair value based on the audited net asset values of the respective funds, which have an investment mix that is diversified across several asset classes and designed to provide its investors with a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors to a target retirement date.
Investments in mutual funds are stated at fair value based on quoted market prices reported on recognized securities exchanges on the last business day of the year, which represent the net asset values of shares held by the Plan in the respective funds at the reporting date.

The money market fund in the self-directed retirement account is stated at cost, which approximates fair value.
Participant loans are stated at their outstanding balances, which approximate fair value.
Recognition of Investments — Purchases and sales of investments are recorded as of the trade date.
Contributions — Participant contributions are made through payroll deductions and recorded in the period in which the deductions are made.
Withdrawals — Participant withdrawals are recorded upon distribution.
Subsequent Events — In the preparation of the accompanying financial statements, the Plan Sponsor has evaluated all material subsequent events or transactions that occurred after the balance sheet date through the date on which the financial statements were issued for potential recognition or disclosure in the Plan’s financial statements.
The Plan agreement was amended and restated as of January 1, 2010, and a request for an updated tax opinion letter was filed with the Internal Revenue Service (“IRS”) in March 2010. The modifications to the Plan agreement did not result in a significant change to the Plan’s provisions as reported herein.
Pending Accounting Standards — In January 2010, the FASB issued revised accounting guidance that clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements. The guidance requires separate disclosures for the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with an explanation for the transfers and for the presentation of purchases, sales, issuances and settlements on a gross basis for Level 3 fair value measurements. The guidance also provides additional clarification for both the level of disaggregation reported for each class of assets or liabilities and disclosures of inputs and valuation techniques used to measure fair value for both recurring and non-recurring fair value measurements categorized as Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The Plan’s adoption of the guidance effective January 1, 2010, will not have a material impact on the Plan’s financial statements. However, the Plan Sponsor is currently evaluating the impact the adoption of the guidance will have on the disclosures made in the Plan’s financial statements.
NOTE 3. FAIR VALUE MEASUREMENT
FASB guidance on fair value measurements includes the application of a fair value hierarchy that requires management to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Plan’s financial instruments are categorized into a three-level hierarchy, which is based upon the priority of the inputs to the valuation technique. If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the financial instrument.
Financial instruments recorded at fair value are categorized in the fair value hierarchy as follows:
Level 1: Valuations are based on unadjusted quoted prices in active markets for identical financial instruments.
Level 2: Valuations are based on quoted prices, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument.
Level 3: Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management’s own assumptions about the assumptions a market participant would use in pricing the financial instrument.

The fair value of the majority of the Plan’s investments is determined based on prices obtained for individual securities from the Plan Custodian. One price is obtained for each security, which is evaluated for reasonableness prior to its use for reporting purposes. The Plan Sponsor has determined that the pricing obtained at December 31, 2009 and 2008, was reasonable.
In order to determine the proper classification of each security in the fair value hierarchy, the vendors’ pricing procedures and inputs used to price the security, which include unadjusted quoted market prices for identical securities and other inputs that are observable for the security, are obtained and evaluated by the Plan Sponsor throughout the reporting period. The Plan Sponsor has determined that these processes and inputs result in fair values and classifications consistent with the applicable FASB guidance on fair value measurements. The Plan’s fair value hierarchy categorizations are reviewed on an annual basis, at which time the classification of certain investments may change if the input observations have changed.
The following tables present the categorization of the Plan’s investments measured at fair value on a recurring basis in the accompanying statements of net assets available for benefits at December 31, 2009 and 2008:

		Fair Value Measurements
Description	December 31, 2009	Level 1	Level 2	Level 3
Mutual funds	$25,439,940	$25,439,940	$—	$—
Common collective trusts	7,055,182	—	7,055,182	—
Personal choice retirement accounts:
Money market funds	219,389	219,389	—	—
Mutual funds	102,730	102,730	—	—
Common stock	52,945	52,945	—	—
Unit investment trusts	41,041	—	41,041	—
Participant loans	247,527	—	—	247,527

Total investments	$33,158,754	$25,815,004	$7,096,223	$247,527

		Fair Value Measurements
Description	December 31, 2008	Level 1	Level 2	Level 3
Mutual funds	$19,416,639	$19,416,639	$—	$—
Common collective trusts	6,484,084	—	6,484,084	—
Personal choice retirement accounts:
Money market funds	28,624	28,624	—	—
Mutual funds	216,959	216,959	—	—
Common stock	26,443	26,443	—	—
Preferred stock	3,432	3,432	—	—
Interest-bearing cash	83,044	83,044	—	—
Participant loans	209,465	—	—	209,465

Total investments	$26,468,690	$19,775,141	$6,484,084	$209,465

The fair value of investments categorized as Level 1 is based on quoted market prices that are readily and regularly available.
The fair value of the common collective trusts categorized as Level 2 is determined based on the net asset value and other financial information reported in the audited financial statements of the respective funds, which are obtained from the Plan Custodian.

The net asset value of the respective funds is determined each business day with issuances and redemptions of units of the funds made based on the net asset value per unit as determined on the valuation date. No adjustments to the net asset value as reported in the audited financial statements of the respective funds have been made by the Plan Sponsor. Such estimated fair values do not necessarily represent the values for which these investments could have been sold at the reporting date. However, there are no restrictions as to the Plan’s ability to redeem its investment at the net asset value of the respective funds as of the reporting date.
The underlying assets that comprise each of the common collective trusts include investments in registered investment companies, unitized accounts, other collective trust funds, and fully benefit-responsive alternative and synthetic guaranteed investment contracts. Except for certain of the fully benefit-responsive investment contracts, all of these financial instruments have been categorized as either Level 1 or Level 2 in the fair value hierarchy as reported in the audited financial statements of the respective funds.
The categorization of participant loans as Level 3 is based on valuations utilizing unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the investment.
The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2009 and 2008:

Participant Loans
Balance, January 1, 2008	$157,130
Purchases, sales, issuances and settlements (net)	52,335

Balance, December 31, 2008	$209,465
Purchases, sales, issuances and settlements (net)	38,062

Balance, December 31, 2009	$247,527

NOTE 4. INVESTMENTS
The Charles Schwab Trust Company serves as the trustee of the Plan and the custodian of the Plan’s assets. The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at fair value as of January 1, 2009 and 2008 are as follows:

			December 31
Identity of Issuer	Description of Investment	Shares	2009	2008
Artisan Funds	Artisan International Fund	112,743 shares at December 31, 2009	$2,329,279	$1,720,997
		115,040 shares at December 31, 2008

First Eagle Fund of America, Inc.	First Eagle Fund of America	74,123 shares at December 31, 2009	1,592,170	1,346,712
		79,079 shares at December 31, 2008

First Eagle Fund of America, Inc.	First Eagle Overseas Fund	91,036 shares at December 31, 2009	1,771,563	1,453,056
		87,428 shares at December 31, 2008

American Funds	Growth Fund of America	118,015 shares at December 31, 2009	3,199,374	2,335,854
		114,953 shares at December 31, 2008

JP Morgan Asset Management	JP Morgan Mid Cap Growth Select	75,719 shares at December 31, 2009	1,387,164	1,005,363
		78,605 shares at December 31, 2008

Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	404,095 shares at December 31, 2009	4,364,223	3,221,986
		317,750 shares at December 31, 2008

Selected Funds	Selected American Shares	55,249 shares at December 31, 2009	2,059,675	1,618,815
		56,721 shares at December 31, 2008

T Rowe Price	T Rowe Price Mid Cap Value	106,261 shares at December 31, 2009	2,201,736	1,485,034
		104,067 shares at December 31, 2008

Charles Schwab & Co., Inc.*	Schwab S&P 500 Index Fund	105,663 shares at December 31, 2009	1,832,201	1,268,605
		91,332 shares at December 31, 2008

Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Retire Cl	276,806 shares at December 31, 2009	5,187,512	5,449,865
		315,563 shares at December 31, 2008

*	Indicates a party-in-interest to the Plan.

The Plan recorded realized and unrealized appreciation or depreciation on the fair value of its investments for the year ended December 31, 2009 as follows:

		Appreciation/
Identity of Issuer	Description of Investment	(Depreciation)
Mutual Funds
Artisan Funds	Artisan International Fund	$635,570
Century Shares Trust Co.	Century Shares Trust	71,424
Cohen & Steers Capital Mgmt.	Cohen & Steers Realty	87,250
Columbia Funds	Columbia Acorn Fund CL Z	240,972
Dodge & Cox Fund	Dodge & Cox Balanced Fund	183,201
First Eagle of America, Inc.	First Eagle Fund of America	341,848
First Eagle of America, Inc.	First Eagle Overseas Fund	252,620
Gabelli Asset Management, Inc.	Gabelli Westwood Balanced	27,614
American Funds	Growth Fund of America	785,443
Hartford Mutual Fund	Hartford Small Co Y	19,254
American Funds	High Income Trust R4	119,429
JP Morgan Asset Management	JP Morgan Mid Cap Growth Select	415,781
Lazard Asset Management Pacific Co	Lazard Emerging Markets Open	163,216
Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	245,466
Selected Funds	Selected American Shares	484,190
T Rowe Price	T Rowe Price Mid Cap Value	667,437
Charles Schwab & Co., Inc.*	Schwab S & P 500 Index Fund	225,969
Charles Schwab & Co., Inc.*	Schwab S & P 500 Investment Shares	116,800
United Fire & Casualty Company*	United Fire Stock Fund	(378,861)

Common Collective Trusts
Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Retire Cl	155,641
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2010	105,861
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2020	83,203
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2030	60,729
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2040	53,963
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2050	24,456
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Inc	10,099

Personal Choice Retirement Accounts
Charles Schwab & Co., Inc.*	Schwab — Personal Choice Accounts	45,936

		$5,244,511

*	Indicates a party-in-interest to the Plan.

NOTE 5. PLAN TERMINATION
Although it has not expressed any intention to do so, United Fire & Casualty Company has the right under the Plan agreement to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the accounts of each affected participant become fully vested.
NOTE 6. FEDERAL INCOME TAX STATUS
The underlying non-standardized prototype plan has received an opinion letter from the IRS dated January 15, 2002 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2010-6 and 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
NOTE 7. RECONCILIATION OF THE PLAN’S FINANCIAL STATEMENTS TO THE FORM 5500
The following is a reconciliation of the net assets available for benefits as reported in the Plan’s financial statements to the Form 5500, as investment contracts are reported at fair value on the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$33,237,393	$26,847,172
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	35,549	(264,579)

Net assets available for benefits per the Form 5500	$33,272,942	$26,582,593

The following is a reconciliation of the increase in net assets available for benefits as reported in the Plan’s financial statements to the Form 5500, as investment contracts are reported at fair value on the Form 5500:

December 31, 2009
Increase in net assets available for benefits per the financial statements	$6,390,221
Adjustment from contract value to fair value — prior year	264,579
Adjustment from contract value to fair value — current year	35,549

Net income per the Form 5500	$6,690,349

United Fire Group 401(k) Plan
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Identity of Issuer	Description of Investment	Shares	Current Value
Mutual Funds
Artisan Funds	Artisan International Fund	112,743	$2,329,279
Century Shares Trust Co.	Century Shares Trust	15,644	285,980
Cohen & Steers Capital Mgmt.	Cohen & Steers Realty	6,497	305,741
Columbia Funds	Columbia Acorn Fund CL Z	36,130	891,682
Dodge & Cox Fund	Dodge & Cox Balanced Fund	15,093	966,429
First Eagle of America, Inc.	First Eagle Fund of America	74,123	1,592,170
First Eagle of America, Inc.	First Eagle Overseas Fund	91,036	1,771,563
Gabelli Asset Management, Inc.	Gabelli Westwood Balanced	44,469	441,133
American Funds	Growth Fund of America	118,015	3,199,374
Hartford Mutual Fund	Hartford Small Co Y	5,367	91,190
American Funds	High Income Trust R4	47,391	502,819
JP Morgan Asset Management	JP Morgan Mid Cap Growth Select	75,719	1,387,164
Lazard Asset Management Pacific Co	Lazard Emerging Markets Open	26,187	478,693
Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	404,095	4,364,223
Selected Funds	Selected American Shares	55,249	2,059,675
T Rowe Price	T Rowe Price Mid Cap Value	106,261	2,201,736
Charles Schwab & Co., Inc.*	Schwab S & P 500 Index Fund	105,663	1,832,201
United Fire & Casualty Company*	United Fire Stock Fund	144,421	738,888

Common Collective Trust
Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Retire Cl	276,806	5,187,512
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2010	40,520	597,677
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2020	28,704	438,315
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2030	19,058	298,449
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2040	16,410	256,483
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2050	14,548	117,109
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Inc	13,494	159,637

Personal Choice Retirement
Charles Schwab & Co., Inc.*	Schwab — Personal Choice Accounts		416,105

Total participant-directed investments at fair value			32,911,227
Participant loans (maturing 2010 through 2024 at interest rates ranging from 4.25% – 9.25%)			247,527

Total assets held for investment purposes			$33,158,754

*	Indicates a party-in-interest to the Plan.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, United Fire & Casualty Company, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group 401(k) Plan
Date: June 28, 2010	By:	/s/ Randy A. Ramlo
Randy A. Ramlo
President and Chief Executive Officer